Exhibit 99.1

Ambow Education Announces Second Quarter 2021 Financial Results

BEIJING, September 20, 2021 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading cross-border career educational and technology service provider, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2021.

“In the second quarter of 2021, we remained focused on technology-driven educational and career enhancement services, embracing the national strategy of improving collaborative and coordinated development across education, talents and industry and promoting high-quality economic growth," noted Dr. Jin Huang, Ambow's President and Chief Executive Officer. “We’re pleased to report solid financial performance and further improved operating efficiency in the second quarter, highlighted by a 10.8% year-over-year growth in net revenues and an increase in gross margin of 530 basis points year-over-year to 44.1%.”

“Additionally, during the quarter, we made a number of strides that helped to expand our role as a leading innovator in the Chinese career education market. Building on our 20-year proven track record in the vocational and technical education sector, in June we cooperated with Nanchang Vocational University, one of the 15 first batch of undergraduate vocational education pilot schools in China, to co-found the Smart Manufacturing Modern Industrial College, underscoring China’s pilot program for the integration between industry and education. Meanwhile, we formed a strategic cooperation with the Talent Exchange Center of the Ministry of Industry and Information Technology to strengthen international communication in various information technology-related disciplines. More excitingly, in July we launched an open education platform, OOOK, which incorporates our in-house developed technologies, enabling teachers to provide high-quality, cross-device live and recorded courses with immersive and interactive learning experiences. Notably, with its groundbreaking technology and solutions, OOOK won the ‘2021 Best Product Technology Innovation’ award at the 10th Annual China Finance Summit.”

“Moving into the second half of 2021, we remain committed to delivering innovative educational products and services that will be at the forefront of the industry by continuingly capitalizing on technology trends. We are confident that our strategic efforts will continue to drive the long-term growth of our overall business,” concluded Dr. Huang.

Second Quarter 2021 Financial Highlights

●	Net revenues for the second quarter of 2021 increased by 10.8% to RMB 172.3 million (US$ 26.7 million) from RMB 155.5 million (US$ 22.0 million) in the same period of 2020. The increase was primarily due to the full business recovery from the impact of the COVID-19 pandemic.
●	Gross profit for the second quarter of 2021 increased by 25.7% to RMB 75.9 million (US$ 11.8 million) from RMB 60.4 million (US$ 8.5 million) in the same period of 2020. Gross profit margin was 44.1%, compared with 38.8% for the first second quarter of 2020. The increases in gross profit and margin were mainly attributable to faster growth of net revenues in the period.
●	Operating expenses for the second quarter of 2021 decreased by 7.8% to RMB 55.6 million (US$ 8.6 million) from RMB 60.3 million (US$ 8.5 million) in the same period of 2020. The decrease was primarily attributable to stringent expense controls to improve operating efficiency.
●	Operating income for the second quarter of 2021 was RMB 20.3 million (US$ 3.1 million), compared to operating income of RMB 0.1 million (US$ 0.02 million) in the same period of 2020.
●	Net income attributable to ordinary shareholders was RMB 22.4 million (US$ 3.5 million), or RMB 0.48 (US$ 0.07) per basic and diluted share, compared with a net income of RMB 4.8 million (US$ 0.7 million), or RMB 0.11 (US$ 0.02) per basic and diluted share, in the same period of 2020.
●	As of June 30, 2021, Ambow maintained strong cash resources of RMB 257.7 million (US$ 39.9 million), comprised of cash and cash equivalents of RMB 168.4 million (US$ 26.1 million), short-term investments of RMB 87.6 million (US$ 13.5 million) and restricted cash of RMB 1.7 million (US$ 0.3 million).

First Six Months 2021 Financial Highlights

●	Net revenues for the first six months of 2021 increased by 22.9% to RMB 301.9 million (US$ 46.8 million) from RMB 245.7 million (US$ 34.8 million) in the same period of 2020. The increase was primarily due to the full business recovery from the impact of the COVID-19 pandemic and higher revenue contribution from our new U.S. business.

●	Gross profit for the first six months of 2021 increased by 67.5% to RMB 120.6 million (US$ 18.7 million) from RMB 72.0 million (US$ 10.2 million) in the same period of 2020. Gross profit margin was 39.9%, compared with 29.3% in the same period of 2020. The increases in gross profit and margin were mainly attributable to faster growth of net revenues in the period.
●	Operating expenses for the first six months of 2021 slightly increased by 3.9% to RMB 115.4 million (US$ 17.9 million) from RMB 111.1 million (US$ 15.7 million) in the same period of 2020.
●	Operating income for the six months of 2021 was RMB 5.2 million (US$ 0.8 million), compared to operating loss of RMB 39.2 million (US$ 5.5 million) in the same period of 2020.
●	Net income attributable to ordinary shareholders was RMB 8.1 million (US$ 1.3 million), or RMB 0.17 (US$ 0.03) per basic and diluted share, compared with a net income of RMB 10.8 million (US$ 1.5 million), or RMB 0.25 (US$ 0.04) per basic and diluted share, in the same period of 2020. Excluding the one-time gain from bargain purchase of NewSchool of Architecture and Design, LLC of RMB 40.3 million (US$ 5.7 million), net loss for the first six months of 2020 was RMB 29.5 million (US$ 4.2 million) or RMB 0.68 (US$ 0.10) per basic and diluted share.

The Company's financial and operating results for the second quarter and first half of 2021 can also be found on its Current Report on Form 6-K to be furnished with the U.S. Securities and Exchange Commission at www.sec.gov.

Regulatory Policy Update

The Standing Committee of the National People’s Congress promulgated an amendment to the Implementation Rules of the Law for Promoting Private Education on April 7, 2021, which has been effective since September 1, 2021 (the “Implementation Rules”). The Implementation Rules stipulated, among other provisions, that (1) sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but nine-year compulsory education schools cannot be operated as for-profit schools; (2) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (3) group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements; and (4) related party transactions entered into by private schools shall be open, fair and just, and shall not harm national interests, school interests, or student or teacher interests. The Company is assessing the impact of the Implementation Rules and formulating different scenarios as compliance measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2021 are based on the effective exchange rate of 6.4566 as of June 30, 2021; all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2020 are based on the effective exchange rate of 7.0651 as of June 30, 2020; all amounts translated from RMB to U.S. dollars as of December 31, 2020 are based on the effective exchange rate of 6.5250 as of December 31, 2020. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Fluctuations in financial highlights are based on RMB amounts.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading cross-border career educational and technology service provider, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in China and United States of America.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2021		2020
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	26,086	168,424	118,821
Restricted cash	256	1,650	824
Short-term investments, available for sale	13,266	85,652	117,854
Short-term investments, held to maturity	310	2,000	45,000
Accounts receivable, net	3,289	21,234	20,972
Amounts due from related parties	501	3,235	3,024
Prepaid and other current assets, net	18,858	121,757	117,634
Total current assets	62,566	403,952	424,129
Non-current assets:
Property and equipment, net	21,989	141,972	144,492
Land use rights, net	262	1,693	1,715
Intangible assets, net	8,403	54,252	54,808
Goodwill	3,982	25,710	25,710
Deferred tax assets, net	883	5,704	6,338
Operating lease right-of-use asset	35,522	229,353	247,608
Finance lease right-of-use asset	860	5,550	5,850
Other non-current assets	21,805	140,786	139,067
Total non-current assets	93,706	605,020	625,588

Total assets	156,272	1,008,972	1,049,717

LIABILITIES
Current liabilities:
Short-term borrowings *	3,020	19,498	10,000
Deferred revenue *	21,106	136,274	163,699
Accounts payable *	3,320	21,425	19,423
Accrued and other liabilities *	31,473	203,207	209,590
Income taxes payable, current *	28,669	185,105	184,638
Amounts due to related parties *	429	2,771	2,543
Operating lease liability, current *	7,620	49,198	53,702
Total current liabilities	95,637	617,478	643,595
Non-current liabilities:
Long-term borrowing	—	—	9,594
Other non-current liabilities *	47	304	292
Income taxes payable, non-current *	5,316	34,322	34,763
Operating lease liability, non-current *	32,196	207,877	220,319
Total non-current liabilities	37,559	242,503	264,968

Total liabilities	133,196	859,981	908,563

EQUITY
Preferred shares
(US$0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of June 30, 2021 and December 31, 2020)	—	—	—
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 41,948,276 and 41,923,276 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	123	794	794
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	14	90	90
Additional paid-in capital	549,130	3,545,512	3,545,073
Statutory reserve	652	4,210	4,210
Accumulated deficit	(528,302)	(3,411,035)	(3,419,146)
Accumulated other comprehensive income	1,844	11,907	12,101
Total Ambow Education Holding Ltd.’s equity	23,461	151,478	143,122
Non-controlling interests	(385)	(2,487)	(1,968)
Total equity	23,076	148,991	141,154
Total liabilities and equity	156,272	1,008,972	1,049,717

*All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	46,635	301,104	245,659	26,576	171,590	155,392
Intelligent program and services	116	752	83	102	661	71
Total net revenues	46,751	301,856	245,742	26,678	172,251	155,463
COST OF REVENUES
Educational program and services	(27,782)	(179,375)	(172,324)	(14,797)	(95,536)	(94,891)
Intelligent program and services	(299)	(1,930)	(1,458)	(122)	(786)	(160)
Total cost of revenues	(28,081)	(181,305)	(173,782)	(14,919)	(96,322)	(95,051)

GROSS PROFIT	18,670	120,551	71,960	11,759	75,929	60,412
Operating expenses:
Selling and marketing	(3,782)	(24,422)	(24,206)	(2,079)	(13,422)	(13,657)
General and administrative	(13,220)	(85,357)	(84,243)	(5,949)	(38,412)	(45,042)
Research and development	(868)	(5,602)	(2,698)	(582)	(3,757)	(1,567)
Total operating expenses	(17,870)	(115,381)	(111,147)	(8,610)	(55,591)	(60,266)

OPERATING INCOME (LOSS)	800	5,170	(39,187)	3,149	20,338	146

OTHER INCOME (EXPENSES)
Interest income	621	4,008	4,135	302	1,948	2,145
Foreign exchange gain (loss), net	31	203	35	(2)	(12)	9
Other (loss) income, net	(183)	(1,180)	1,552	(37)	(240)	146
Gain from deregistration of subsidiaries	205	1,325	3,897	183	1,181	3,897
Gain on the bargain purchase	—	—	40,273	—	—	—
Gain on sale of investment available for sale	189	1,221	1,056	73	474	530
Total other income	863	5,577	50,948	519	3,351	6,727
INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	1,663	10,747	11,761	3,668	23,689	6,873
Income tax expense	(489)	(3,155)	(1,623)	(236)	(1,526)	(2,362)

NET INCOME	1,174	7,592	10,138	3,432	22,163	4,511
Less: Net loss attributable to non-controlling interest	(80)	(519)	(708)	(43)	(277)	(296)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	1,254	8,111	10,846	3,475	22,440	4,807

NET INCOME	1,174	7,592	10,138	3,432	22,163	4,511

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(65)	(417)	8,328	(82)	(532)	7,895
Unrealized gains on short-term investments
Unrealized holding gains arising during period	166	1,075	940	76	493	499
Less: reclassification adjustment for gains included in net income	132	852	668	48	308	381
Other comprehensive (loss) income	(31)	(194)	8,600	(54)	(347)	8,013

TOTAL COMPREHENSIVE INCOME	1,143	7,398	18,738	3,378	21,816	12,524

Net income per share – basic and diluted	0.03	0.17	0.25	0.07	0.48	0.11

Weighted average shares used in calculating basic and diluted net income per share	46,642,280	46,642,280	43,577,168	46,648,495	46,648,495	43,583,418

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	—	—	—	—	219	—	—	—	—	219
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	115	—	115
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	38	—	38
Net loss	—	—	—	—	—	—	(14,329)	—	(242)	(14,571)
Balance as of March 31, 2021	41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955
Share-based compensation	—	—	—	—	220	—	—	—	—	220
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(532)	—	(532)
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	185	—	185
Net income/(loss)	—	—	—	—	—	—	22,440	—	(277)	22,163
Balance as of June 30, 2021	41,948,276	794	4,708,415	90	3,545,512	4,210	(3,411,035)	11,907	(2,487)	148,991

Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	—	—	—	—	238	—	—	—	—	238
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	433	—	433
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	154	—	154
Impact on adoption of ASC 326	—	—	—	—	—	—	(594)	—	—	(594)
Net income/(loss)	—	—	—	—	—	—	6,039	—	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation	—	—	—	—	242	—	—	—	—	242
Issuance of ordinary shares for restricted stock award	12,500	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	7,895	—	7,895
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	118	—	118
Deregistration of subsidiaries	—	—	—	—	—	(15,473)	15,473	—	—	—
Net income/(loss)	—	—	—	—	—	—	4,807	—	(296)	4,511
Balance as of June 30, 2020	38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,388)	182,220

Discussion of Segment Operations

(All amounts in thousands)

	For the six months ended June 30,			For the three months ended June 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	27,205	175,650	126,800	16,223	104,748	85,389
CP&CE Programs	19,546	126,206	118,942	10,455	67,503	70,074
Total net revenues	46,751	301,856	245,742	26,678	172,251	155,463
COST OF REVENUES
K-12 Schools	(15,161)	(97,886)	(74,542)	(8,100)	(52,297)	(41,113)
CP&CE Programs	(12,920)	(83,419)	(99,240)	(6,819)	(44,025)	(53,938)
Total cost of revenues	(28,081)	(181,305)	(173,782)	(14,919)	(96,322)	(95,051)
GROSS PROFIT
K-12 Schools	12,044	77,764	52,258	8,123	52,451	44,276
CP&CE Programs	6,626	42,787	19,702	3,636	23,478	16,136
Total gross profit	18,670	120,551	71,960	11,759	75,929	60,412